NEWPAGE HOLDING CORPORATION

Courthouse Plaza, NE

Dayton, Ohio 45463

July 19, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attn: Mellissa Campbell Duru, Esq.

Re:	NewPage Holding Corporation Registration Statement No. 333-133367

Dear Ms. Duru:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, NewPage Holding Corporation (the “Registrant”) hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on July 20, 2006, or as soon as practicable thereafter.

Notwithstanding the foregoing, the Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Neil C. Rifkind, of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2565 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

NEWPAGE HOLDING CORPORATION

By:	/s/ Matthew L. Jesch
Name: Matthew L. Jesch
Title: Vice President and Chief Financial Officer

cc:	Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP